                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               HOWELL CORPORATION
                                (Name of Issuer)

                         Preferred Series A Convertible
                         (Title of Class of Securities)

                                    443051206
                                 (CUSIP Number)

                        Milton Arbitrage Partners, L.L.C.
                                 56 Mason Street
                          Greenwich, Connecticut 06830

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                November 13, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 Pages

CUSIP No. 443051206                          13G               Page 2 of 6 Pages

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Milton Arbitrage Partners, L.L.C. - 061519218
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [ ]

3.       SEC Use Only
                       ---------------------------------------------------------

4.       Citizenship or Place of Organization:  Delaware
                                               ---------------------------------

      Number of Shares       5.  Sole Voting Power                  0
      Beneficially                                ------------------------------
      Owned by               6.  Shared Voting Power            0
      Each                                           ---------------------------
      Reporting              7.  Sole Dispositive Power                 0
      Person                                            ------------------------
      With                   8.  Shared Dispositive Power            0
                                                           ---------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person        0
                                                                      ----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                               -------------------------------------------------

11. Percent of Class Represented by Amount in Row 9
                                                   -----------------------------

12. Type of Reporting Person (See Instructions)  OO
                                               ---------------------------------

                                Page 2 of 6 Pages

CUSIP No. 443051206

ITEM 1(A)  NAME OF ISSUER:

Howell Corporation (the "Issuer")

ITEM 1(B)  ADDRESS OF ISSUER:

1111 Fannin, Suite 1500
Houston, TX 77002

ITEM 2(A)  NAME OF PERSON FILING:

Milton Arbitrage Partners, L.L.C. ("Milton")

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

56 Mason Street
Greenwich, Connecticut 06830

ITEM 2(C)  CITIZENSHIP:

Delaware, USA

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

Preferred Series A Convertible

ITEM 2(E)  CUSIP NUMBER:

443051206

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR 13D-2(C) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:

                                Page 3 of 6 Pages

CUSIP No. 443051206

a.       [ ]     Broker or dealer registered under Section 15 of the Act,
b.       [ ]     Bank as defined in Section 3(a)(6) of the Act,
c.       [ ]     Insurance Company as defined in Section 3(a)(19) of the Act,
d.       [ ]     Investment Company registered under Section 8 of the
                 Investment Company Act,
e.       [ ]     Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       [ ]     Employee Benefit Plan, or Endowment Fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F),
g.       [ ]     Parent Holding Company or Control Person, in accordance with
                 Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h.       [ ]     A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       [ ]     A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940;
j.       [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  ITEM 4   OWNERSHIP:

         (A) AMOUNT BENEFICIALLY OWNED: On November 13, 2002, Milton converted it's entire position of 43,600 shares on behalf of a number of private investment vehicles and managed accounts advised by Milton.

         (B)      PERCENTAGE OF CLASS: 0%

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           0

                  (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                                Page 4 of 6 Pages

CUSIP No. 443051206

                  (III)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                          0

                  (IV)    SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                          0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

                                Page 5 of 6 Pages

CUSIP No. 443051206

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003
---------------------
DATE



/S/ JAMES E. BUCK, II
---------------------

SIGNATURE



James E. Buck, II, Managing Member
----------------------------------
NAME/TITLE


                                Page 6 of 6 Pages